

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 24, 2008

Rodger B. Holley
Chairman & Chief Executive Officer
First Security Group, Inc.
531 Broad Street
Chattanooga, TN 37402

   Re: First Security Group, Inc.
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed November 20, 2008
     File No. 000-49747

Dear Mr. Holley:

  We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

        Sincerely,

        Kathryn McHale
        Staff Attorney